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| ANNUAL AUDITED REPORT
FORM X-17A-5
PART III | Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder | SEC FILE NO.
8- 05043 |

REPORT FOR THE PERIOD BEGINNING __7/1/07__ AND ENDING __6/30/08__
MM / DD / YY   MM / DD / YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

John A Siberell & Co

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

Suite 824   Key Bank Bldg

202 So Michigan St
(No. and Street)

South Bend IN 46601
(City)   (State)   (Zip Code)

SEC Mail Processing Section

AUG 27 2008

Washington, DC
111

Donald A Siberell   1574 232 4855
NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald A Siberell   1 574 232 4855
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

(Name -- if individual, state last, first, middle name)

Skoda, Minotti & Co., CPA
6685 Beta Drive
Mayfield Village, OH 44143

(ADDRESS)   Number and Street   Zip Code

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.*
See section 240.17a-5(e)(2).

SEC 1410 (11-70)

-2-

OATH OR AFFIRMATION

I, ___John A Siberell___, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___John A Siberell & Co___, as of ___June 30, 2008___, 19___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

___N/A___

_____

_____

_____
Signature

___Partner___
Title

Marcy Nekvasil
Notary Public

MARCY NEKVASIL
Notary Public, State of Indiana   St Joseph County
My Commission Expires Feb. 8, 2016

This report ** contains (check all applicable boxes):

- ☑ (a) Facing-page
- ☑ (b) Statement of Financial Condition
- ☑ (c) Statement of Income (loss)
- ☑ (d) Statement of Changes in Financial Condition
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

JOHN A. SIBERELL & CO.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2008

ASSETS

CURRENT ASSETS
Cash	$ 1,570,494
Receivables from customers on cash and margin accounts	102,987
Prepaid expenses	2,354
Deposits in clearing funds and special reserve	198,669
	1,874,504

PROPERTY AND EQUIPMENT - AT COST
Furniture and fixtures	$ 1,037	
Automobile	19,603	
	20,640	
Less: Accumulated depreciation	(20,539)	101
		$ 1,874,605

LIABILITIES

CURRENT LIABILITIES
Accounts payable - other	$ 2,592
Accounts payable - customers	90,230
Deferred revenue	12,110
	104,932

PARTNERSHIP CAPITAL	1,769,673
	$ 1,874,605

INDEPENDENT AUDITORS' REPORT

TO THE PARTNERS
JOHN A. SIBERELL & CO.

We have audited the statement of financial condition of John A. Siberell & Co. (the Company) as of June 30, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of John A. Siberell & Co. as of June 30, 2008 in conformity with accounting principles generally accepted in the United States of America.

SKODA MINOTTI

Skoda Minotti

August 12, 2008

The accompanying notes are an integral part of these financial statements.

JOHN A. SIBERELL & CO.
NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    Nature of Operations
    John A. Siberell & Co. (the Company) is a securities broker-dealer located in Northern Indiana. The Company is
        engaged in a single line of business as a securities broker-dealer, which comprises several classes of services,
        including principal transactions, agency transactions and investment advisory services. Customers are primarily
        located in the Northern Indiana and Southern Michigan area.
    Accounts Receivable
    Accounts receivable are stated at the amount management expects to collect from outstanding balances related to
        margin accounts and commission fees. Since these relate to margin accounts and commission fees receivable
        from customers, an allowance for doubtful accounts is not deemed necessary by management nor is it required
        according to the computation for determination of reserve requirements pursuant to Rule 15c3-3.
    Property and Equipment
    Depreciation, net of estimated salvage value, is provided by the straight-line method over the following estimated
        useful lives of the assets:

Furniture and fixtures	3 – 7	years
Automobile	5	years

    Property and equipment is fully depreciated to its estimated salvage value at June 30, 2008 and no depreciation
        expense was recorded during the year ended June 30, 2008.
    Revenue Recognition
    Securities transactions and related income and expenses are recorded on a settlement date basis, which is generally
        the third business day following the trade date.
    Deferred Revenue
    Deferred revenue consists primarily of a one-time payment received from a regulatory agency that the Company is
        recognizing ratably over a twelve month period.
    Use of Estimates
    The preparation of financial statements in conformity with accounting principles generally accepted in the United
        States of America requires management to make estimates and assumptions that affect certain reported amounts
        and disclosures. Accordingly, actual results could differ from those estimates.
    Income Taxes
    The Company, with the consent of its partners, has elected to be taxed as a partnership in which all elements of
        income and deductions are included in the tax returns of the partners of the Company. Accordingly, no provision or
        liability for Federal or state income taxes has been included in the accompanying financial statement.

2. CONCENTRATION OF CREDIT RISK
    The Company places its cash with high quality financial institutions. Balances with the financial institutions may exceed
        insured limits.

3. NET CAPITAL RULE
    Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required
        to maintain net capital greater than $250,000. In addition, the Company's ratio of aggregate indebtedness to net
        capital shall not exceed 15 to 1. At June 30, 2008, the Company had net capital of $1,767,218 and its net capital
        ratio was .052 to 1. No material differences exist between the Computation of Net Capital under Rule 15c3-1 and
        the Computation for Determination of Reserve Requirements under Exhibit A of Rule 15c3-3 in the Company's
        financial statements as compared to the corresponding June 30, 2008 FOCUS (Financial and Operational
        Combined Universal Single) Report as filed by the Company.

4. AVAILABILITY OF THE STATEMENT OF FINANCIAL CONDITION
    Pursuant to Rule 17a-5 of the Securities and Exchange Commission, the June 30, 2008 Statement of Financial
        Condition is available for examination and copying at the Company's office, and at the Principal and Chicago
        Regional Office of the Securities and Exchange Commission.

5. EMPLOYEE BENEFIT PLAN
    The Company has a SEP plan for all active employees. Contributions may be made to the Plan at the discretion of the
        Company. The Company did not make contributions to the plan for the year ended June 30, 2008.

6. COMMITMENTS
    Leasing Arrangements
    The Company leases office facilities in South Bend, Indiana for $630 per month under an agreement that expires
        December 31, 2008. Minimum lease payments under the agreement for the year ending June 30, 2009 total $3,780.
        Rent expense for the year ended June 30, 2008 was $8,917.

JOHN A. SIBERELL & CO.

YEAR ENDED JUNE 30, 2008

TABLE OF CONTENTS



SKODA MINOTTI
CPAs, BUSINESS & FINANCIAL ADVISORS

Delivering on the Promise.

INDEPENDENT AUDITORS' REPORT

TO THE PARTNERS
JOHN A. SIBERELL & CO.

We have audited the accompanying statement of financial condition of John A. Siberell & Co. (the Company) as of June 30, 2008, and the related statements of income, changes in partnership capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of John A. Siberell & Co. as of June 30, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary financial information is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

SKODA MINOTTI

Skoda Minotti

August 12, 2008

JOHN A. SIBERELL & CO.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2008

ASSETS

CURRENT ASSETS

Cash		$ 1,570,494
Receivables from customers on cash and margin accounts		102,987
Prepaid expenses		2,354
Deposits in clearing funds and special reserve		198,669
		1,874,504

PROPERTY AND EQUIPMENT - AT COST

Furniture and fixtures	$ 1,037	
Automobile	19,603	
	20,640	
Less: Accumulated depreciation	(20,539)	101
		$ 1,874,605

LIABILITIES

CURRENT LIABILITIES

Accounts payable - other	$ 2,592
Accounts payable - customers	90,230
Deferred revenue	12,110
	104,932

PARTNERSHIP CAPITAL	1,769,673
	$ 1,874,605

The accompanying notes are an integral part of these financial statements.

JOHN A. SIBERELL & CO.

STATEMENT OF INCOME

YEAR ENDED JUNE 30, 2008

			PERCENTAGE OF REVENUES
REVENUES			
Commissions	$	170,006	89.0 %
Interest		21,073	11.0
		191,079	100.0
EXPENSES			
Commissions and floor brokerage		32,798	17.2
Communications		30,727	16.1
Occupancy		21,388	11.2
Consultant		32,500	17.0
Other operating expenses		58,741	30.7
		176,154	92.2
NET INCOME	$	14,925	7.8 %

The accompanying notes are an integral part of these financial statements.

JOHN A. SIBERELL & CO.

STATEMENT OF CHANGES IN PARTNERSHIP CAPITAL

YEAR ENDED JUNE 30, 2008

PARTNERSHIP CAPITAL, BEGINNING OF YEAR	$ 1,894,116
NET INCOME	14,925
DISTRIBUTIONS	(139,368)
PARTNERSHIP CAPITAL, END OF YEAR	$ 1,769,673

The accompanying notes are an integral part of these financial statements.

JOHN A. SIBERELL & CO.

STATEMENT OF CASH FLOWS

YEAR ENDED JUNE 30, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		$ 14,925
Adjustments to reconcile net income to net cash		
used in operating activities:		
Cash provided by (used in) changes in the followings items:		
Decrease in receivables from customers on cash		
and margin accounts	$ 92,890	
Increase in prepaid expenses	(1,173)	
Increase in deposits in clearing funds and special reserve	(131,890)	
Decrease in accounts payable - other	(318)	
Decrease in accounts payable - non-customer	(2,726)	
Increase in accounts payable - customers	7,821	
Increase in deferred revenue	12,110	(23,286)
Net cash used in operating activities		(8,361)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions		(139,368)
NET DECREASE IN CASH		(147,729)
CASH - BEGINNING OF YEAR		1,718,223
CASH - END OF YEAR		$ 1,570,494

The accompanying notes are an integral part of these financial statements.

JOHN A. SIBERELL & CO.

NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

John A. Siberell & Co. (the Company) is a securities broker-dealer located in Northern Indiana. The
Company is engaged in a single line of business as a securities broker-dealer, which comprises
several classes of services, including principal transactions, agency transactions and investment
advisory services. Customers are primarily located in the Northern Indiana and Southern Michigan
area.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding
balances related to margin accounts and commission fees. Since these relate to margin accounts
and commission fees receivable from customers, an allowance for doubtful accounts is not
deemed necessary by management nor is it required according to the computation for
determination of reserve requirements pursuant to Rule 15c3-3.

Property and Equipment

Depreciation, net of estimated salvage value, is provided by the straight-line method over the
following estimated useful lives of the assets:

Furniture and fixtures	3 – 7 years
Automobile	5 years

Property and equipment is fully depreciated to its estimated salvage value at June 30, 2008 and no
depreciation expense was recorded during the year ended June 30, 2008.

Revenue Recognition

Securities transactions and related income and expenses are recorded on a settlement date basis,
which is generally the third business day following the trade date.

Deferred Revenue

Deferred revenue consists primarily of a one-time payment received from a regulatory agency that
the Company is recognizing ratably over a twelve month period.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted
in the United States of America requires management to make estimates and assumptions that
affect certain reported amounts and disclosures. Accordingly, actual results could differ from
those estimates.

JOHN A. SIBERELL & CO.

NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    Income Taxes

    The Company, with the consent of its partners, has elected to be taxed as a partnership in which all elements of income and deductions are included in the tax returns of the partners of the Company. Accordingly, no provision or liability for Federal or state income taxes has been included in the accompanying financial statements.

2. CONCENTRATION OF CREDIT RISK

    The Company places its cash with high quality financial institutions. Balances with the financial institutions may exceed insured limits.

3. NET CAPITAL RULE

    Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain net capital greater than $250,000. In addition, the Company's ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At June 30, 2008, the Company had net capital of $1,767,218 and its net capital ratio was .052 to 1. No material differences exist between the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 in the supplementary information accompanying these financial statements as compared to the corresponding June 30, 2008 FOCUS (Financial and Operational Combined Universal Single) Report as filed by the Company.

4. AVAILABILITY OF THE STATEMENT OF FINANCIAL CONDITION

    Pursuant to Rule 17a-5 of the Securities and Exchange Commission, the June 30, 2008 Statement of Financial Condition is available for examination and copying at the Company's office, and at the Principal and Chicago Regional Office of the Securities and Exchange Commission.

5. EMPLOYEE BENEFIT PLAN

    The Company has a SEP plan for all active employees. Contributions may be made to the Plan at the discretion of the Company. The Company did not make contributions to the plan for the year ended June 30, 2008.

JOHN A. SIBERELL & CO.

NOTES TO THE FINANCIAL STATEMENTS

6.   COMMITMENTS

Leasing Arrangements

The Company leases office facilities in South Bend, Indiana for $630 per month under an agreement that expires December 31, 2008. Minimum lease payments under the agreement for the year ending June 30, 2009 total $3,780.

Rent expense for the year ended June 30, 2008 was $8,917.

JOHN A. SIBERELL & CO.

COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1

JUNE 30, 2008

PARTNERSHIP CAPITAL (INCLUDING UNREALIZED GAINS)		$ 1,769,673
OWNERSHIP EQUITY NOT ALLOWABLE AS NET CAPITAL		
Net property and equipment	$ 101	
Other non-allowable assets	2,354	2,455
NET CAPITAL		1,767,218
REQUIRED CAPITAL (THE GREATER OF $250,000 OR 6-2/3% OF AGGREGATE INDEBTEDNESS)		250,000
EXCESS NET CAPITAL		$ 1,517,218

No material differences exist between the Computation of Net Capital under Rule 15c3-1 in this schedule and the corresponding June 30, 2008 FOCUS Report as filed by the Company.

See the Independent Auditors' Report.

JOHN A. SIBERELL & CO.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

JUNE 30, 2008

CREDIT BALANCES
  Free credit balances and other credit balances
    in customers' security accounts $ 90,230

DEBIT BALANCES
  Debit balances in customers' cash and margin accounts $ 102,987
  Less: Reduction in margin due to overconcentration   -

    102,987
  Less: 1% statutory allowance for doubtful collections   (1,030)   101,957

EXCESS OF TOTAL DEBITS OVER TOTAL CREDITS $ 11,727

No reserve
is necessary

No material differences exist between the Computation for Determination of Reserve Requirements
  under Exhibit A of Rule 15c3-3 in this schedule and the corresponding June 30, 2008 FOCUS Report
  as filed by the Company.

See the Independent Auditors' Report.



INDEPENDENT AUDITORS' REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5

TO THE PARTNERS
JOHN A. SIBERELL & CO.

In planning and performing our audit of the financial statements of John A. Siberell & Co. (the Company), as of and for the year ended June 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the partners, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SKODA MINOTTI



August 12, 2008

END